May 7, 2025

Chris Ehrlich
Chief Executive Officer
CERo Therapeutics Holdings, Inc.
201 Haskins Way, Suite 230
South San Francisco, CA 94080

        Re: CERo Therapeutics Holdings, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 25, 2025
Dear Chris Ehrlich:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jeffrey A. Letalien, Esq.